Exhibit (a)(5)(B)
FOR IMMEDIATE RELEASE
Cypress Bioscience Board of Directors Unanimously Rejects Ramius’ Unsolicited Tender Offer
Board Authorizes Broad Evaluation of Strategic Alternatives to Maximize Stockholder Value
Board Recommends Cypress Stockholders NOT Tender Shares into Ramius Offer
SAN DIEGO, CA, September 28, 2010 — Cypress Bioscience, Inc. (NASDAQ: CYPB) (“Cypress” or the “Company”), a pharmaceutical company engaged in the development of innovative drugs to treat central nervous system (CNS) disorders, today announced that its Board of Directors has unanimously rejected the unsolicited tender offer by Ramius V&O Acquisition LLC to purchase all of the outstanding shares of Cypress for $4.25 per share in cash (“the Ramius offer”).
The Cypress Board reached its recommendation after careful consideration, including a thorough review of the Ramius offer with its independent financial and legal advisors, and has unanimously determined that the Ramius offer grossly undervalues Cypress’ current business and future prospects, is highly conditional rendering it illusory and is not in the best interests of Cypress and its stockholders (other than Ramius and its affiliates). Accordingly, the Cypress Board recommends that Cypress stockholders not tender any of their shares into the Ramius offer and withdraw any previously tendered shares.
The Cypress Board also announced today that it has determined to engage in a broad evaluation of Cypress’ strategic alternatives, with the assistance of its financial advisors, in order to maximize value for all Cypress stockholders. The Board’s commitment to explore strategic alternatives may include monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties. Cypress will continue to operate its business in the ordinary course, taking into account the exploration of alternatives process. Among other ongoing activities, Cypress will continue to take actions to implement the Board’s direction to sell its diagnostics business or exit from it by the end of the third calendar quarter of 2010. The Company noted that there can be no assurance that the evaluation of strategic alternatives will result in any transaction and the Company does not intend to disclose developments regarding the evaluation of strategic alternatives unless and until a final decision is made.
“The Cypress Board unanimously determined that the Ramius offer grossly undervalues Cypress’ current business and future prospects, is highly conditional rendering it illusory and is not in the best interests of Cypress stockholders, other than Ramius and its affiliates,” said Daniel H. Petree, Lead Independent Director of the Board of Directors. “Our Board continues to believe that the Company’s current strategy of developing a portfolio of CNS drug candidates will deliver significant value to Cypress stockholders. The Cypress Board takes its fiduciary duties very seriously and values the opinions of its stockholders. In that regard, the Board has determined to engage in a broad evaluation of strategic alternatives to maximize value for all Cypress stockholders.”
Reasons for the Board’s Recommendation
In making its determination to reject Ramius’ unsolicited offer, the Cypress Board considered a number of factors, including:
•	The Ramius offer grossly undervalues Cypress’ current business and future prospects. The Board believes that the Ramius offer is designed to provide Ramius with an extremely attractive return on its recent investment in the Company at the expense of all other Cypress stockholders. The Ramius offer does not adequately account for the significant value of the ongoing cash flow from the Savella royalty stream, which alone, significantly exceeds the value of Cypress implied by the Ramius offer. In addition, the Ramius offer undervalues Cypress’ existing business and prospects in the CNS market, a market that generated $121 billion in worldwide sales in 2009. Cypress’ management team possesses unique know-how that has led to the successful development and marketing of CNS products and Cypress holds a valuable portfolio of intellectual property rights and pre-clinical and clinical data relating to the CYP-1020, Carbetocin and Staccato Nicotine programs. The Board believes each of these programs has a positive expected value based on the cash investment required and future potential profits, and also notes that the Ramius offer is even below Cypress’ liquidation value.
•	The Ramius offer is funded almost entirely by Cypress’ own cash and other assets, including the monetization of the Savella royalty, resulting in Ramius providing only approximately $17.8 million, or $0.51 per share, in purchase price that is not funded by Cypress. The $125 million contingent financing of the Ramius offer requires immediate repayment of $80 million in cash and delivery of 50 percent interest in the Savella royalty in exchange for the remaining $45 million at the closing of the Ramius offer. As of August 31, 2010, Cypress had cash and cash equivalents of approximately $99.7 million and Cypress currently expects to end the year with approximately $85 million. Furthermore, Cypress has no outstanding indebtedness. As a result, Ramius is funding nearly the entire offer with Cypress cash and partial monetization of the Savella royalty.

•	The consummation of the Ramius offer would transfer significant value from other stockholders of Cypress to Ramius. Ramius is funding nearly all of the offer with assets of Cypress and will retain for itself at least 50 percent of the Savella royalty stream and other CNS assets, enabling Ramius to generate an enormous potential monetary return in a short-term period, at the expense of Cypress’ other stockholders.

•	The Board has determined to engage in a broad evaluation of its strategic alternatives, with the assistance of its financial advisors, in order to maximize value for all stockholders. The Board has committed to explore strategic alternatives for Cypress, which may include monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties. The consummation of the Ramius offer would deprive other stockholders the opportunity to realize value from the Board’s pursuit of strategic alternatives.

•	The Ramius offer is not a firm commitment, is highly conditional and is unlikely to close by the expiration date, if at all — calling into question Ramius’ commitment to acquire Cypress. The Ramius offer has numerous conditions that make it highly unlikely to close on October 13, 2010 (the expiration date as stated in its offer), or thereafter, assuming the Ramius offer is extended. These conditions include, among others: the No Impairment Condition, the Financing Condition, the Minimum Cash Balance Condition, and the 90 Percent Tender Condition, which are discussed in detail in the Company’s 14D-9. The Board believes that the Ramius offer is essentially a one-way option in favor of Ramius to acquire Cypress, not a bona fide offer subject only to reasonable and customary conditions.

•	The Ramius offer is opportunistic and timed to take advantage of Cypress’ currently depressed stock price. The Board believes that the Ramius offer represents an opportunistic attempt by Ramius to purchase shares of the Company’s common stock that has been impacted by market dislocation resulting from Cypress’ change in strategy, and is currently at a depressed level. The Ramius offer price represents a discount of 42.9 percent from Cypress’ 52-week high. Ramius and its affiliates were not stockholders of Cypress until May 27, 2010, and sold virtually all of their shares immediately following the announcement of the BioLine transaction and thereafter acquired all of their current shareholdings at a weighted average cost of approximately $2.55 per share. Thus, the Ramius offer is intended to enable Ramius to profit enormously in a very short time period at the expense of Cypress’ other stockholders who are being offered a discount to Cypress’ liquidation value.
•	Ramius’ tactics have been designed to divert attention away from its grossly undervalued offer. Ramius has engaged in a carefully orchestrated public campaign designed to divert attention away from the fact that the Ramius offer grossly undervalues Cypress and inappropriately transfers significant value to Ramius and its affiliates from other stockholders. The Ramius offer is essentially a proposal to liquidate Cypress for the benefit of Ramius with the result that existing stockholders receive a significant discount to even the liquidation value of Cypress. Moreover, Ramius receives an enormous, disproportionate and unjustified return on its investment utilizing Cypress’ cash and assets to effect a transaction, all at the expense of the other Cypress stockholders.
Cypress is filing with the Securities and Exchange Commission (SEC), and will mail to stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Company’s formal recommendation with respect to the Ramius offer. Additional information with respect to the Board’s decision to recommend that stockholders reject the Ramius offer and the matters considered by the Board in reaching such decision is contained in the Schedule 14D-9.
Stockholders Rights Agreement
Cypress also announced today that its Board of Directors has adopted a Rights Agreement to maintain the status quo while Cypress explores strategic alternatives to maximize stockholder value. The Ramius offer is subject to a condition that sufficient shares be tendered that would, together with the shares Ramius and its affiliates already own, constitute 90% of the then outstanding shares of common stock on a fully diluted basis. Under the Rights Agreement the purchase of that number of shares pursuant to the Ramius offer at a price of not less than $4.25 per share will not trigger the Rights Agreement, if prior to such acquisition, Ramius has irrevocably committed to a prompt merger of the Company where the remaining common shares receive the same value.
However, the Board of Directors urges stockholders, for the reasons expressed above and more fully in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, not to tender shares into the Ramius offer. In addition, the Rights Agreement is intended to deter Ramius or any other stockholder from buying large amounts of shares outside of the context of the Ramius offer, which could adversely affect the ability of a third party to propose a superior alternative to the Ramius offer. The Rights Agreement is also intended to deter Ramius from amending its offer to provide terms which are worse to Cypress’ stockholders than the current terms of the Ramius offer.
Under the Stockholders Rights Agreement, the rights will become separate from the common stock and become exercisable if a person becomes an “Acquiring Person” by acquiring 15% or more of the common stock of Cypress, if a person commences on or after September 27, 2010, a tender offer that could result in that person owning 15% or more of the common stock of Cypress, or if Ramius were to amend the Ramius offer in certain respects. Under the Rights Agreement, until there is an Acquiring Person, each Right entitles the registered holder to purchase from Cypress one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), at a price of $15 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and qualifications, limitations and restrictions, designed to make it the economic equivalent of a share of Common Stock. The Rights become exercisable on more advantageous terms, and the Rights of the Acquiring Person and related parties are voided, only in the event that 15% or more of the common stock is acquired, creating an Acquiring Person. However, as described above, if Ramius acquires sufficient shares based on the current terms and conditions of the Ramius offer so that, together with the shares it and related parties already own, it owns 90% of the then outstanding shares of Cypress on a fully diluted basis, Ramius, provided it commits irrevocably to a prompt second-step merger on the same terms as the Ramius offer, would not become an Acquiring Person. The Rights Agreement will expire in one year. The description and terms of the rights are set forth in the Rights Agreement, which have been filed with the SEC.
Mr. Petree commented, “We have adopted this short-term Rights Agreement in order to maintain the status quo while we are pursuing strategic alternatives. We believe the Rights Agreement should help ensure that the Board of Directors has adequate time to consider all strategic alternatives for maximizing value for Cypress stockholders and prevent third parties from attempting to disrupt this process. However, if Cypress stockholders tender the requisite number of shares, the Rights Agreement will not prevent the consummation of the Ramius offer.”
Jefferies & Company, Inc. and Perella Weinberg Partners are serving as financial advisors to Cypress. Cooley LLP, Sullivan & Cromwell LLP, and Potter Anderson & Corroon LLP are serving as Cypress’ legal advisors.
About Cypress Bioscience
Cypress Bioscience is a pharmaceutical company dedicated to the development of innovative drugs targeting large unmet medical needs for patients suffering from a variety of disorders of the central nervous system. Since 1999, Cypress has received multiple FDA approvals, including for Prosorba™, a medical device for rheumatoid arthritis, and Savella® (milnacipran HCl), for fibromyalgia. The Company focuses on generating stockholder value by reaching clinical development milestones as quickly and efficiently as possible. Cypress’ currently marketed products include Savella and the Avise PGSM and Avise MCVSM therapeutic monitoring, diagnostic and prognostic testing services for rheumatoid arthritis. Development-stage assets include CYP-1020 for cognitive impairment in schizophrenia, as well as AVISE-SLESM, a lupus diagnostic testing service. More information on Cypress and its products and development assets is available at http://www.cypressbio.com/
Forward-Looking Statements
This press release, as well as Cypress’ SEC filings and website at http://www.cypressbio.com, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to Cypress’ plans to explore strategic alternatives to maximize value for Cypress’ stockholders, statements with respect to Cypress’ ability to execute on its strategic plan, statements regarding future actions that may be taken by Cypress’ Board of Directors, statements regarding Cypress’ expectations with respect to the value of the Savella royalty stream, statements regarding Cypress’ anticipated future cash balances and statements relating to the Cypress Board of Directors’ expectations regarding the impact of the Rights Agreement. Actual results could vary materially from those described as a result of a number of factors, including risks involved with the high uncertainty that characterizes research and development activities and drug development in general. Other risks and uncertainties relating to Cypress are described in Cypress’ most recent Annual Report on Form 10-K, most recent Quarterly Report on Form 10-Q and any subsequent SEC filings. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “potential,” “expects,” “plans,” “anticipates,” “intends,” or the negative of those words or other comparable words to be uncertain and forward-looking. The statements in this press release speak only as the date hereof, and Cypress does not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
In connection with the unsolicited tender offer commenced by Ramius LLC, Cypress has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Cypress’s stockholders should carefully read the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Ramius LLC’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that Cypress has filed with the SEC are available at the SEC’s website at www.sec.gov.
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